May 2008 Preliminary Terms No. 674 Registration Statement No. 333-131266 Dated May 19, 2008 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED PRODUCTS

Senior Fixed Rate Step-Up Callable Notes due June 3, 2020
Global Medium Term Notes, Series F

We, Morgan Stanley, have the right to redeem the notes on any redemption date, beginning June 3, 2011. The amount of interest payable on the notes will increase in increments every three years.   We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Description of Fixed Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.

PRELIMINARY TERMS
Issuer:	Morgan Stanley	Issuer Ratings:	Moody’s: Aa3 / S&P: AA- (each negative outlook)*
Aggregate principal amount:	$ . We may increase the aggregate principle amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000
Issue price:	$1,000 (100%)
Pricing date:	, 2008
Original issue date:	June 3, 2008
Interest accrual date:	June 3, 2008
Maturity date:	June 3, 2020
Interest rate:
5.75%, from and including the original issue date to but excluding June 3, 2011
6.00%, from and including June 3, 2011 to but excluding June 3, 2014
6.25%, from and including June 3, 2014 to but excluding June 3, 2017
7.00%, from and including June 3, 2017 to but excluding June 3, 2020

Interest payment period:	Quarterly
Interest payment dates:
Each March 3, June 3, September 3 and December 3, beginning September 3, 2008; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Day-count convention:	30/360
Redemption:
Beginning June 3, 2011, we have the right to redeem all of these notes on any redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.

Redemption percentage at redemption date:	100%
Redemption dates:	Quarterly on each March 3, June 3, September 3 and December 3, beginning on June 3, 2011
Specified currency:	U.S. dollars
Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	The Bank of New York
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP:	61745EHY0
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions	Proceeds to Company
Per Note	100%	%	%
Total	$	$	$

* The ratings listed above have been assigned to the issuer and reflect each rating agency's views of the likelihood that we will honor our obligation to pay the principal amount at maturity and the interest, if any, payable under the terms of the notes and do not address the price at which the notes may be resold prior to maturity, which may be substantially less than the issue price of the notes. The ratings assigned by the rating agencies reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold the notes and are subject to revision or withdrawal at any time by such rating agencies in their sole discretion. Each rating should be evaluated independently of any other rating.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Amendment No. 1 to Prospectus Supplement dated July 24, 2007                         Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Senior Fixed Rate Step-Up Callable Notes due June 3, 2020

Supplemental Information Concerning Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on June 3, 2008, which will be the                    scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

May 2008	Page 2